Item 3: <u>Order Interaction with Broker-Dealer Operator; Affiliates</u>

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No
If yes, explain the opt-out process.	As described in Item 1(a) above, LeveL Markets is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow LeveL Markets to route certain Luminex ATS Subscriber orders to the LeveL ATS. LeveL ATS subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). See Part III Item 14. Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest routed to the LeveL ATS by LeveL Markets, the broker-dealer operator of both the LeveL ATS and the Luminex ATS, relating to the LeveLUp feature of the Luminex ATS.
b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No
If yes, explain the opt-out process.	Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party ~~Permissioning~~Exclusions" and "Subscriber Trading Arrangements," respectively). Accordingly, subscribers may use Contra-party ~~Permissioning~~ Exclusions to specifically opt out from interacting with the orders and trading interest of an Affiliate of LeveL Markets (in such Affiliate's capacity as a LeveL ATS subscriber). ~~Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). A subscriber may utilize Internalization-Only permissioning or Desk Permissioning such that the subscriber's orders are ineligible to interact with other orders submitted by an Affiliate of LeveL Markets or any other LeveL ATS subscriber.~~ ~~Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups (as defined at Part III Item 13). As noted at Part III Item 13, all subscribers are members of one or more Predetermined Counterparty Groups. Accordingly, a subscriber that elects to not interact with one or more Predetermined Counterparty Groups may effectively opt out of interacting with the orders and trading interest of an Affiliate(s) of LeveL Markets. While a Predetermined Counterparty Group may exclude trading interest of one or more Affiliates of LeveL Markets, the identities of the subscribers comprising each Predetermined Counterparty Group are not disclosed to subscribers (other than a subscriber's own Predetermined Counterparty Group categorization(s)).~~ ~~Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group" and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on LeveL Markets's willingness and ability to support such a proposed Custom Counterparty Group. While a Custom Counterparty Group may exclude trading interest of an Affiliate of LeveL Markets, the identities of the subscribers comprising any Custom Counterparty Group will not be disclosed to the subscriber making the election.~~ See Part III Items 13 and 14 for additional information regarding subscriber segmentation and counterparty permissioning.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

 Yes ○ No

ATS-N/MA: Part III: Manner of Operations

tem 7: <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (<u>e.g.</u>, how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (<u>e.g.</u>, post-only orders), including what occurs when such order is marketable against trading interest on

Order Types (Generally): As further discussed herein, the LeveL ATS accepts firm orders, including Firm-Up Orders, conditional orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders (VWAP Sliced Orders, together with Full Day VWAP Orders and VWAP Block Orders, the "VWAP Order Types"). Except where otherwise noted, references to firm orders include Firm-Up Orders (as that term is defined herein). Orders of a particular VWAP Order Type may only interact with orders of the same VWAP Order type (e.g., Full Day VWAP Orders may only interact with other Full Day VWAP Orders). Except where noted below, all orders may be cancelled by timely submission to the LeveL ATS of cancellation instructions.

Firm Orders (Excluding Firm-Up Orders): Firm orders may include market, limit or pegged price instructions. Subscribers may designate firm orders as immediate-or-cancel ("IOC"), "Day," good-til-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below). Subscribers may designate firm orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers may designate firm orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the LeveL ATS, the LeveL ATS will accept the ALO order for further processing (e.g., potential matching where the ALO would be deemed to be adding liquidity).

Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, include an ultimate limit price (e.g. buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for orders other than IOC and Enhanced IOC orders, may also include an offset price (e.g., buy 100 shares of ABC pegged to the national best offer ("NBO") minus $0.02). Firm orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO").

Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the LeveL ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

As noted above, subscribers may designate orders as "Enhanced IOC" orders. Only firm orders may be designated as Enhanced IOC orders. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the LeveL ATS. However, where there is a resting eligible contraside conditional order or orders in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the LeveL ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the LeveL ATS and may "invite" other conditional orders to "firm-up." In the event the

the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Enhanced IOC order receives a partial fill during the Hold Period the LeveL ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired). Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason.

By default, the LeveL ATS designates firm orders (including Enhanced IOC orders) as ineligible to interact with conditional orders. However, LeveL Markets will remove the default designation upon subscriber request and permit the subscriber to designate firm orders as either eligible or ineligible to interact with conditional orders on an order-by-order basis. Firm orders designated as ineligible to interact with conditional orders will not invite a conditional order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction).

Firm orders may be modified, but their firm status cannot be modified (i.e., a firm order cannot be modified to be a conditional order). A modified firm order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

Conditional Orders: A conditional order is an instruction to the LeveL ATS that the subscriber wants to interact with the order book on a conditional basis. A conditional order never executes; instead, when a conditional order would have otherwise matched with another order, the conditional order is cancelled by the LeveL ATS and an invitation (i.e., an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, conditional orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to LeveL Markets, however made, LeveL Markets will remove the default logic and allow conditional orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such conditional orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other conditional orders, "Non-Session Conditional Orders"). For clarity, as used herein, the term "conditional order" includes both Session and Non-Session Conditional Orders and Extended Firm-Up Time Required ("EFUT") Conditional Orders, as defined in this Item and in Part III Item 9(a), unless otherwise specified.

Conditional orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, conditional orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e. sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, conditional orders must include a Minimum Block Size quantity. Subscribers may designate conditional orders as "Day" or GTT. Conditional orders may not be designated as IOC or Enhanced IOC. Conditional orders may be modified, but their conditional status cannot be modified (i.e., a conditional order cannot be modified to be a firm order). Conditional and Firm-Up orders may include instructions to not interact with firm orders other than Firm-Up Orders. Firm orders, other than Firm-Up Orders, may not include a conditional-only order attribute. Non-Session Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Session Conditional Orders are eligible to interact at any price at or inside the NBBO. Where "eligible" contraside interest exists, all eligible conditional orders will receive Invites, regardless of time of receipt. Conditional orders may include ALO instructions, in which case the party submitting the conditional order will only receive an Invite where the conditional order would have been deemed to add liquidity at the time of the match (that is, assuming both the conditional order and contraside interest were firm orders). Subscribers may designate their conditional orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Firm-Up Orders: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III Part 9). A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the conditional order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying conditional order, and accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the conditional order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may not be pegged to the primary; the LeveL

ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market conditional order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from conditional orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the LeveL ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The LeveL ATS will reject Firm-Up Orders with ALO instructions where the related conditional order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with conditional orders, but may designate Firm-Up Orders as only eligible to interact with conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" firm order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated as "standard" firm orders when determining both eligible execution prices and resulting execution price.

The LeveL ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Minimum Execution Size: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a firm order. Minimum Quantities and Minimum Block Sizes may be expressed in odd or mixed lots, but only where the subscriber has designated the order as eligible to execute in odd or mixed lots, as applicable. The LeveL ATS will reject any order with an odd or mixed lot Minimum Quantity or Minimum Block Size where the subscriber has not separately designated the order as eligible to execute in odd or mixed lots, as applicable. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contraside orders. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contraside interest. Conditional and Firm-Up Orders must include a Minimum Block Size instruction. The LeveL ATS, however, will accept a conditional or Firm-Up Order that includes a Minimum Quantity instruction, but it will treat the Minimum Quantity instruction as a Minimum Block Size instruction. The VWAP Order Types cannot include Minimum Quantity or Minimum Block Size instructions although they do, as further discussed below, include Minimum Anchor Quantity instructions.

Leaves Quantity; Minimum Quantity Orders: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the LeveL ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction for the order (that is, disregards the Minimum Quantity instruction and allows the order to execute in any permitted lot size).

Leaves Quantity; Minimum Block Size Orders: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the LeveL ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

ORDER ROUTING: The LeveL ATS does not route any order flow.

See ATS-N Part III ITM.7a for the remainder of this response.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?	 Yes ○ No
If yes, identify and explain the use of the messages, including information contained in messages (<u>e.g.</u>, price or size minimums), how the message is transmitted (<u>e.g.</u>, order management system, smart order router, FIX), when the message is transmitted (<u>e.g.</u>, automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (<u>e.g.</u>, Subscribers, Trading Centers), responses to conditional orders or IOIs (<u>e.g.</u>, submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (<u>e.g.</u>, response time parameters, interaction, and matching).	Conditional and Firm-Up Orders: The LeveL ATS accepts "conditional orders." A conditional order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A conditional order never executes; instead, when a conditional order would have otherwise matched with another order, the conditional order is cancelled by the LeveL ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, conditional orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to LeveL Markets, however made, LeveL Markets will remove the default logic and allow conditional orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such conditional orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other conditional orders, "Non-Session Conditional Orders"). For clarity, as used herein the term "conditional order" includes both Session and Non-Session Conditional Orders unless otherwise specified.

Conditional orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, conditional orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e., sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, conditional orders must include a Minimum Block Size quantity. Subscribers may designate conditional orders as "Day" or GTT. Conditional orders may not be designated as IOC or Enhanced IOC. Conditional orders may be modified, but their conditional status cannot be modified (i.e., a conditional order cannot be modified to be a firm order). Conditional orders may include instructions to not interact with firm orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" conditional order must also include conditional-only instructions. Firm orders, other than Firm-Up Orders resulting from a "conditional-only" conditional order, may not include a conditional-only order attribute. Conditional orders may include ALO instructions, in which case the party submitting the conditional order will only receive an Invite where the conditional order would have been deemed to add liquidity at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Subscribers may designate their conditional orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Conditional Order Interaction: In the event eligible contra-party interest exists, whether such contra-party interest is a firm or conditional order, the LeveL ATS will notify the submitter of a conditional order via FIX (such notification, the "Invite") and request that the subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contraside interest that would have permitted an execution at the time of the match (had both the conditional orders and contraside interest been firm orders), including satisfying the conditional order's minimum block size requirement, are considered "eligible." A single eligible contraside order may generate multiple Invites. For example, where two conditional orders are resting on the LeveL ATS and a single eligible contraside order is submitted, both conditional orders will receive Invites.

The LeveL ATS will immediately cancel a conditional order once that conditional order has generated an Invite. The LeveL ATS will not generate Invites until the ATS has attempted to effect an Opening Cross for the relevant security (further discussed at Part III Item 10). |

The Invite notes that the conditional order was cancelled (i.e., that a preliminary match occurred) and identifies the number of shares that would have been filled had both orders been firm orders. The Invite recipient will then have a limited time period (the "Firm-Up Period") in which to submit a Firm-Up Order. By default, the Firm-Up Period is two (2) seconds; for Extended Firm-Up Time Orders (as described in this Item and in Part III Item 7a), the Firm-Up Period is twenty (20) seconds (the "Extended Firm-Up Period"). The Extended Firm-Up Period is only available to Extended Firm-Up Time Orders and not to any other type of order. LeveL Markets anticipates that the majority of subscribers will use automated processes to respond to Invites, although "manual" entry (via FIX) of a Firm-Up Order in response to an Invite is permitted. Firm-Up Orders submitted after the Firm-Up Period will be rejected.

Firm-Up Orders are firm orders submitted in response to an Invite. A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the conditional order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying conditional order, and, accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the conditional order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit, or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, NBO, or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may be not pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market conditional order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Conditional Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from conditional orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The ATS will reject Firm-Up Orders with ALO instructions where the related conditional order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with conditional orders, but may designate Firm-Up Orders as only eligible to interact with conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" firm order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated like "standard" firm orders when determining both eligible execution prices and the resulting execution price.

The LeveL ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Please see ATS-N Part III ITM.9a for the remainder of this response.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	 Yes ◯ No

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The LeveL ATS receives subscribers' orders centrally for future processing and execution by operating a limit order matching book that allows subscribers to submit buy and sell orders and to obtain execution against matching orders submitted in the system. Generally, the LeveL ATS accepts orders for all NMS stocks, although the LeveL ATS may reject orders in individual symbols to prevent exceeding certain regulatory thresholds (e.g., the Fair Access and Reg SCI thresholds).

The LeveL ATS accepts firm orders, including Firm-Up Orders, conditional orders, including Extended Firm-Up Time Orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders.

Conditional and firm orders may, subject to the restrictions and relevant order instructions, interact with one another. Generally, firm orders represent "firm" trading interest that is eligible to interact immediately at prices at or inside the prevailing NBBO. Conditional orders represent "conditional" trading interest that will receive invitations to "firm up" where eligible contraside interest exists. Firm orders, other than Firm-Up Orders sent in response to an invitation to firm up, may be designated as ineligible to interact with conditional orders and where so designated will not invite conditional orders to "firm up." Firm orders and conditional orders may only interact at prices at or inside the prevailing NBBO.

The LeveL ATS offers three VWAP Order Types: (i) Full Day VWAP Orders, (ii) VWAP Block Orders, and (iii) VWAP Sliced Orders. Execution prices for all VWAP Order Types are determined by the ATS based upon executed trades reported via the SIP during the relevant time period. Trading interest submitted as a particular VWAP Order Type is only eligible to interact with other orders of that same VWAP Order Type. The Full Day VWAP Order type allows subscribers to submit trading interest prior to regular trading hours that, if matched, will execute at the security's VWAP for that trading day. The VWAP Block Order type allows subscribers to submit trading interest that, if anchored with a contraside order as described more fully in Part III Items 7a and 9a, will receive a single execution priced at the VWAP for a designated time period. The VWAP Sliced Order type allows subscribers to submit trading interest that, if anchored with a contraside order, will receive multiple executions over a designated period, with each execution priced at the VWAP of the relevant portion or "slice" of the designated period. For all VWAP Order Types, the LeveL ATS permits executions at prices outside the prevailing NBBO (subject to certain restrictions noted herein).

While a subscriber's order interest is generally not displayed to other subscribers, firm-up invitations identify certain terms of the contraside order interest (e.g., the symbol and side of a contraside order, among other information).

The LeveL ATS allows subscribers to designate orders, including firm orders, conditional orders, and VWAP Order Types, as only eligible to interact with, or as ineligible to interact with, orders of designated subscribers, as well as designated subscribers in a specified priority order. Additionally, subscribers may elect to only interact with, or not interact with, certain groups of subscribers, including groups whose constituents are identified by LeveL Markets in its reasonable discretion (see Part III Item 13 and 14 for additional information).

Subscribers may utilize the LeveL ATS's counterparty permissioning functionality such that the subscriber's orders, including firm orders, conditional orders, and VWAP Order Types, are solely eligible to interact with other orders submitted by the subscriber. LeveL Markets anticipates that subscribers that are unable to trade report transactions will, or do, utilize this functionality as a means of crossing orders (either as principal or dual agent) and trade reporting or "printing" the resulting transactions. |
| b. Are the means and facilities required to be identified in Item 11(a) the same | ● Yes ◯ No |

for all Subscribers and the Broker-Dealer Operator?

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Firm and Conditional Orders (except VWAP order types): The LeveL ATS, outside of the Opening Cross and barring additional execution instructions, matches firm orders based on the following factors in the following order: (i) price and (ii) time. All orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). For orders pegged to the midpoint of the NBBO, where (x) the prevailing midpoint is above $1.00, the LeveL ATS will round any implicit subpenny limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.01 and (y) the prevailing midpoint is less than $1.00, the ATS, where applicable, will round any implicit limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.0001. Pegged orders are ranked based on their pegged price and not on any ultimate limit price associated with the order. For purposes of establishing time priority the LeveL ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies a firm order, other than to reduce the order's size, the LeveL ATS treats the order as received at the time of modification. Notwithstanding the foregoing, Firm-Up Orders may not be modified. The LeveL ATS, for the avoidance of doubt, treats a Firm-Up Order's time of receipt as the time the LeveL ATS receives the Firm-Up Order (and not the time the LeveL ATS received the related conditional order). As between two orders to a match, the order treated by the LeveL ATS as having been received first is deemed to "add" liquidity, while the other order is deemed to "remove" liquidity.

Notwithstanding the foregoing, conditional orders are not subject to the priority logic described above. Rather, where contraside trading interest exists, all eligible conditional orders will receive Invites (i.e., the conditional order received first will not have priority in receiving an Invite).

Where two firm orders (with the exception of Firm VWAP Orders, as defined and described below) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the LeveL ATS receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). Notwithstanding the foregoing, a Firm-Up Order is only eligible to execute at the midpoint of the NBBO and, for the avoidance of doubt, executions between firm orders and Firm-Up Orders will only occur at the midpoint of the NBBO. The LeveL ATS will not execute any order outside the NBBO, including in the Opening Crosses.

The LeveL ATS disregards any "intermarket-sweep order" designation included with an order. The LeveL ATS does not execute orders when the NBBO is crossed. By default, all orders submitted by a subscriber are eligible to execute when the NBBO is locked. However, subscribers may (i) designate, on an order-by-order basis, whether an order is eligible to execute when the NBBO is locked or (ii) designate all orders submitted via a FIX session as ineligible to execute when the NBBO is locked.

The LeveL ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the LeveL ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order, (ii) be crossed at a particular price or (iii) be crossed with a particular subscriber or desk, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price. The LeveL ATS will not execute short sale orders at the NBB when a circuit breaker is in effect, although short sales may otherwise be executed at permissible prices. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected. As noted above and as further discussed in Item 14 below, if a subscriber has an effective Contra Priority list implemented by LeveL Markets at the subscriber's request to execute against certain contra parties in a particular order, that priority list will take precedence over the matching logic described in this section.

Full Day VWAP Orders: The LeveL ATS attempts to cross all open Full Day VWAP Orders at 9:28 a.m. ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contraside Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders are ineligible to match outside the Full Day VWAP Cross. For clarity, Full Day VWAP Orders may only interact with other Full Day VWAP Orders. Full Day VWAP Orders can only be firm orders; there are no conditional Full Day VWAP Orders.

Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day. "Anchored" orders are ineligible to match with other orders in the LeveL ATS. The LeveL ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

As noted above, and unless cancelled by LeveL Markets, anchored Full Day VWAP Orders receive an execution price equal to that day's VWAP for the security.

Except where cancelled by LeveL Markets, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is terminated "early" due to a Market Wide Circuit Breaker). A Full Day VWAP Order that is cancelled by LeveL Markets will not receive an execution.

VWAP Block Orders: Subscribers may submit VWAP Block Orders starting at 7:30 a.m. ET. Firm VWAP Block Orders are eligible to match with other firm VWAP Block Orders or with conditional VWAP Block Orders, and conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites (as defined herein) following the LeveL ATS's receipt of the Opening Trade Report for the relevant security (as defined in Part III Item 10).

In the event of a conditional match between eligible contra-party conditional VWAP Block Orders or between an eligible firm VWAP Block Order and a conditional VWAP Block Order, the relevant conditional VWAP Block Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "VWAP Block Firm-Up Orders"). The LeveL ATS will not allow VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A VWAP Block Order will only cause a single contra conditional VWAP Block Order to generate a VWAP Block Invite. Where multiple eligible contra-party VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, all VWAP Block orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity with other marketable VWAP Block orders, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). The LeveL ATS will immediately cancel a conditional VWAP Block Order once that conditional VWAP Block Order has generated a VWAP Block Invite.

VWAP Block Firm-Up Orders must include market or limit pricing instructions. A VWAP Block Firm-Up Order may include any limit price, although a VWAP Block Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

VWAP Block Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Block Order related to the VWAP Block Invite or the LeveL ATS will reject the order. The VWAP Block Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The VWAP Block Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Block Order.

Where both subscribers to a preliminary match between conditional VWAP Block Orders submit VWAP Block Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the VWAP Block Firm-Up Orders will anchor. For clarity, VWAP Block Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Block Firm-Up Orders and the ATS has determined the VWAP Block Firm-Up Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel VWAP Block Firm-Up Orders at any time after submission, including post-anchoring.

Anchored firm VWAP Block Orders and VWAP Block Firm-Up Orders will receive the VWAP of the "VWAP Block Time;" provided, however, where the VWAP Block Time is less than ~~one (1) minute~~twenty (20) seconds no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the firm VWAP Block Orders or VWAP Block Firm-Up Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored firm VWAP Block Order or VWAP Block Firm-Up Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is a Level 1, 2, or 3); (iv) subscriber or LeveL Markets cancellation of an anchored firm VWAP Block Order or VWAP Block Firm-Up Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of the clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring. Where there is no print during the VWAP Block Time, and the VWAP Block Time was completed in full as in clause (i) herein, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; provided, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price or the NBBO cannot be determined, then both orders will be cancelled without a fill. Similarly, if the VWAP Block Time ends prematurely due to a subscriber or LeveL Markets cancellation, a regulatory halt, or a Market Wide Circuit Breaker, as in clauses (iii) or (iv), or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (v), and there are no prints during the truncated VWAP Block Time, there will be no execution of the relevant VWAP Block Orders. If the first print during a VWAP Block Time is outside one order's limit price, the anchored firm VWAP Block Orders or VWAP Block Firm-Up Orders are cancelled back with no execution (even where the orders had been anchored for longer than ~~a minute).~~twenty (20) seconds). As noted above, the ATS permits VWAP Block Orders to execute outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; provided, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any) is cancelled. For example, if two VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be cancelled back.

VWAP Sliced Orders: As discussed further below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP period.

Subscribers may submit VWAP Sliced Orders starting at 7:30 a.m. ET. Firm VWAP Sliced Orders are eligible to match with other firm VWAP Sliced Orders or with conditional VWAP Sliced orders, and conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS's receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Invitation - In the event of a conditional match between eligible contra-party conditional VWAP Sliced Orders or an eligible firm VWAP Sliced Order and an eligible contra-party conditional VWAP Sliced Order, the relevant conditional VWAP Sliced Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "VWAP Sliced Firm-Up Orders"). The LeveL ATS will not allow VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A firm VWAP Sliced Order or conditional VWAP Sliced Order will only cause a single contra conditional VWAP Sliced order to generate a VWAP Sliced Invite. Where multiple eligible contra-party conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, all VWAP Sliced orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being at price parity with other marketable VWAP Sliced orders, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). The LeveL ATS will immediately cancel a conditional VWAP Sliced Order once that conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

VWAP Sliced Firm-Up Orders must include market or limit pricing instructions. A VWAP Sliced Firm-Up Order may include any limit price, although a VWAP Sliced Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

VWAP Sliced Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Sliced Order related to the VWAP Sliced Invite or the LeveL ATS will reject the order. The VWAP Sliced Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The VWAP Sliced Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Sliced Order.

Once anchored, firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "illiquid" names will receive a minimum of five (5) executions. The LeveL ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances, the ATS permits firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored firm VWAP Sliced Order or anchored VWAP Sliced Firm-Up Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2, or 3); (iii) subscriber or LeveL Markets cancellation of an anchored firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; or (iv) where the anchored sell order is marked "short," when a

Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO; provided, however, that if the midpoint of the NBBO at the end of the slice period would violate an order's limit price or the NBBO cannot be determined, then both orders will be cancelled and there will be no execution for that slice period. As with the VWAP Block Order, if the VWAP Slice period terminates prematurely due to a subscriber or LeveL Markets cancellation, a regulatory halt, or a Market Wide Circuit Breaker as in clauses (ii) or (iii) herein, or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (iv), and there are no prints during the relevant VWAP Slice period, there will be no execution for that slice period and the remainder of the Slice Order execution will terminate.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed and there were prints during the relevant slice period; if thirty (30) seconds have not elapsed, regardless of whether there were prints or not during the slice period, then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

For all order types, where a subscriber utilizes Internalization-Only functionality (further described in Part III Item 14 below), that subscriber's order will only be eligible to interact with other orders submitted by that subscriber. As a general matter, LeveL Markets understands subscribers utilize this functionality to cross orders of the subscriber's underlying customers (or fill the underlying customer's order as principal) and leverage LeveL Markets's trade reporting capabilities. Similarly, where a subscriber utilizes a Contra Priority list as described in Item 14 below, that subscriber's order, upon order entry, will attempt to match with the specific contra parties in the requested priority order before being able to match with any other eligible order from other subscribers.

For all order types, trading errors resulting in the LeveL ATS are recorded in LeveL Markets's error accounts. LeveL Markets views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices. LeveL Markets handles all executions at clearly erroneous prices consistent with applicable rules of the self-regulatory organizations. Potential trading errors can be raised by subscribers or identified by LeveL Markets personnel. LeveL Markets Compliance, after confirming activity represents a trading error, will attempt to place the subscriber in the position it would have been in had the error not occurred.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)?	 Yes ○ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels	~~LeveL Markets groups all subscribers into one or more of the following groups (the "Predetermined Counterparty Groups"). Subscribers are grouped at the MPID level. As such, a subscriber with multiple MPIDs may be included in multiple Predetermined Counterparty Groups, but each individual MPID will only be included in a single Predetermined Counterparty Group. Predetermined Counterparty Groups include subscribers whose order characteristics or general business model LeveL Markets has determined are reasonably characterized as representing (i) agency algorithms or smart-order routers, (ii) broker-dealers, (iii) exchanges or other ATSs, (iv) electronic market-makers, (v) high-touch agency broker-dealers, (vi) high-touch proprietary broker-dealers, (vii) low-touch prop, and (viii) sponsored access arrangements.~~

and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

~~Predetermined Counterparty Group classifications are determined by LeveL Markets. While certain objective criteria is employed (such as whether a subscriber is primarily submitting agency or principal order interest, whether a subscriber's order flow represents ATS or exchange exhaust, and the percentage of orders that are deemed to add or remove liquidity (used in determining whether a subscriber is a member of the electronic market-makers or low-touch prop Predetermined Counterparty Group)), determinations are largely based on subjective criteria. Additionally, while certain Predetermined Counterparty Groups represent primarily agency or principal trading interest, LeveL Markets does not restrict any Predetermined Counterparty Group to trading interest that is exclusively agency or principal (e.g., MPID categorized as "agency algorithms or smart-order-routers" may include MPIDs that submit both agency and principal trading interest).~~

~~Predetermined Counterparty Group categorization occurs at subscriber onboarding and whenever a subscriber uses a "new" MPID to connect to the ATS. LeveL Markets informs subscribers of their Predetermined Counterparty Group(s) at onboarding, following the addition of a "new" MPID and, where applicable, following any change in categorization. While subscribers may provide LeveL Markets with information regarding the order flow associated with an MPID and the subscriber's view on the appropriate Predetermined Counterparty Group, categorization is ultimately in LeveL Markets's sole discretion. LeveL Markets personnel may elect to revise an MPID's Predetermined Counterparty Group categorization in the event LeveL Markets learns of changes in the associated order flow. LeveL Markets specifically reviews the composition of the electronic market-maker and low-touch proprietary broker-dealer Predetermined Counterparty Groups on not less than a quarterly basis. LeveL Markets does not disclose a subscriber's Predetermined Counterparty Group categorization(s) to other subscribers.~~

Channel-Based Segmentation

LeveL Markets employs a channel-based segmentation methodology for the LeveL ATS that allows a subscriber to partition or to direct LeveL Markets to partition a subscriber's order flow into discreet channels that are based upon trading behaviors, business units within the subscriber's organization, or a combination thereof and not solely an identifier such as an MPID. This functionality and related procedures are made available to all subscribers. Subscribers can designate their flow to specific channels that are subscriber-defined. (See Item 14 below.). New subscribers that do not identify specific channels to LeveL Markets as part of on-boarding will initially have their order flow partitioned by LeveL Markets into MPID-specific channels for however many MPIDs are used by that new subscriber. Existing subscribers that have not identified specific types of their own order flow for partitioning into channels have had their order flow mapped by LeveL Markets into channel-based equivalents based upon any existing contra list instructions that the subscriber already has in place. For example, if a current subscriber has one MPID but has requested different counter party selections (see Item 14) for that MPID (i.e., instructions to match against certain counterparties with its firm orders and match against certain other counterparties with its conditional orders), LeveL Markets has mapped those counter party selections or contra list instructions into distinct channels for that subscriber, even if the subscriber did not request that different channels be created.

Subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow – either a specific channel, multiple channels, or all of its order flow – not interact with particular channels that are anonymously selected in the outcome of the contra-party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber,

As discussed in Part II, Items 1, 3, and 4, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveLUp participants do not have access to the entire LeveL pool. Instead, LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as electronic market makers. As discussed more fully in Item 14 below, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents, and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel equivalent to "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers). All LeveLUp participants will be segmented into one of the two channels that represents the counterparty group elections selected by that participant. Because LeveLUp participants are not distinguishable to the LeveL ATS – orders from LeveLUp participants are represented in the LeveL ATS by the LeveL Markets MPID LTAA – LeveLUp participants cannot request a similar type of "mark-out" or other trading analysis in order to request different contra party exclusions.

LeveL Markets, the broker-dealer operator of LeveL ATS, may also in its sole discretion establish new channels or consolidate a subscriber's existing channels without notice. For example, LeveL Markets may partition an existing channel's order flow into two order channels based on characteristics of the orders (e.g., "passive resting" versus "aggressive IOC" orders) if it deems these meaningfully different types of order flow. LeveL Markets would apply the single channel's existing exclusions, if any, that were selected by the

subscriber to any new channels created by LeveL Markets. In addition, if LeveL Markets observes that several of a subscriber's identified channels appear to reflect virtually identical order flow characteristics, LeveL Markets may elect to consolidate those channels. However, if those separate subscriber channels have different sets of exclusions, LeveL Markets will not consolidate those channels even if the order flow for those channels does not appear to otherwise be meaningfully distinguishable. Any reviews by LeveL Markets of subscriber activity for this purpose will be on an ad hoc basis as deemed appropriate by LeveL Markets and not necessarily at set periodic intervals.

LeveL Markets previously grouped its subscribers into one or more groups at the MPID level based upon the order characteristics or general business model of each subscriber. Such groups included agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market-makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While such groupings are no longer supported under the channel-based segmentation methodology, LeveL Markets has mapped these exclusion settings into comparable channels or groups of channels for subscribers who have previously requested to interact (include) or not interact (exclude) with one or more of these legacy groupings. LeveL Markets will also not add any new subscribers or channels to any legacy grouping; thus, a subscriber will be eligible to trade with any new subscriber unless and until that new subscriber has been excluded by means of a contra-party analysis (as described below) or an MPID exclusion. LeveL Markets will also not allow any new subscriber to request exclusions based upon these legacy groupings. Subscribers currently utilizing the legacy segmentation categories can update their exclusions by contacting LeveL Markets.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ⦿ No
If no, identify and explain any differences.	The application of the channel-based segmentation process is the same for all subscribers; however, because the channel-based segmentation is intended to be flexible and tailored to each subscriber and their order flow, and because each subscriber is different and may have a different number of channels, different trading strategies, and different counterparty exclusions (see Item 14), the results of the segmentation process will necessarily vary by subscriber. In addition, as described in Item 13a above, the segmentation process is different for LeveL Markets, the broker-dealer operator, with respect to LeveLUp participants. As discussed above, these participants, whose orders are represented on the LeveL ATS via LeveL Markets, are placed in one of two channels and are unable to have a similar markout or other trading analysis conducted to allow them to elect different counterparty exclusions.

Predetermined Counterparty Group categorization is ultimately at LeveL Markets's discretion, although LeveL Markets utilizes certain objective factors as part of its categorization process.

Notwithstanding the foregoing, LeveL Markets reviews the trading activity of all subscribers categorized as electronic market-makers and low-touch prop on a quarterly basis. Where, during the prior quarter, the subscriber removed, rather than added, liquidity on the LeveL ATS at least 80% of the time, the subscriber will be categorized as a member of the low-touch prop Predetermined Counterparty Group for the following quarter. For the avoidance of doubt, only subscribers categorized as electronic market-makers and low-touch prop are subject to these quarterly reviews. |
| c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order? | ⦿ Yes ⦿ No |
| d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? | ⦿ Yes ⦿ No |

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	For the channel-based segmentation protocol, subscribers may proactively identify to LeveL Markets the specific channels tied to the types of order flow that it is sending or will send to LeveL ATS. LeveLUp participants, through LeveL Markets, the broker-dealer operator, cannot specify individual channels within that participant. As discussed above, LeveL Markets will also establish other channels based upon subscriber trading behaviors, and these channels may not be disclosed to the subscriber.~~Subscribers are informed of their Predetermined Counterparty Group at onboarding and, where applicable, following any change in categorization. While subscribers may provide LeveL Markets~~ with ~~information regarding the order flow associated with an MPID and the subscriber's view on the appropriate Predetermined Counterparty Group, categorization is ultimately in LeveL Markets's sole discretion. LeveL Markets personnel may elect to revise an MPID's Predetermined Counterparty Group categorization in the event LeveL Markets learns of changes in the associated order flow. LeveL Markets does not disclose a subscriber's Predetermined Counterparty Group categorization(s) to other subscribers.~~
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	 ● Yes ○ No

Item 14: <u>Counter-Party Selection</u>

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.,</u> designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	● Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID, ~~or~~ FIX-session level, or Channel level.

~~Subscribers may designate orders submitted through a particular FIX-session (that is, each dedicated FIX message stream utilized by the subscriber) as only eligible to interact with orders submitted through a specified FIX-session, including (x) a FIX-session utilized by the subscriber submitting the order and (y) a FIX-session utilized by a third-party subscriber (such permissioning instructions, "Session Permissioning").~~

Subscriber Channels

LeveL Markets will enable a LeveL ATS subscriber to partition or to direct LeveL Markets to partition the subscriber's order flow into one or more "channels." Channels are designed to distinguish meaningfully different types of business from a given subscriber. As discussed above, these can be based on trading behaviors, business units within the subscriber's organization, or some combination thereof. A subscriber can designate to which channel an order belongs either explicitly (by some agreed upon FIX field) or implicitly (for example, by some combination of order attributes or specific gateway sessions) via coordination with LeveL Markets. For example, a subscriber may have a proprietary trading desk with three distinct teams. Each team may have different strategies or investment objectives, and each may have different contra party instruction lists; thus, each of these teams may be identified by the subscriber to LeveL Markets as distinct channels. This channel-based segmentation is made available to all subscribers but not to LeveLUp participants. LeveL Markets may also, at its sole discretion, designate new channels or consolidate existing channels without communication to the subscriber. (See Item 13 above.) Any changes to channels requested by a subscriber would generally be put into production the following business day.

As discussed in Item 13 above, subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow – either a specific channel, multiple channels, or all of its order flow – not interact with particular channels that are anonymously selected in the outcome of the |

contra-party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber, LeveL Markets will block or prevent future interactions with contra channels that are not in-line with the subscriber's defined performance threshold from the subscriber's interaction pool. For example, if a trading analysis of a subscriber's executions in the LeveL ATS shows that a stock tends to move in an unfavorable direction (to them) following certain executions but not others, the subscriber may request that their order flow not interact with any contra channel whose combined executions against the subscriber lead to those unfavorable outcomes. LeveLUp participants may not request or present an execution analysis to select different counterparty exclusions (see below).

Contra-party Exclusions

As discussed in Item 13 above, the channel-based segmentation for the LeveL ATS is replacing the prior segmentation protocol that involved grouping subscribers into categories such as agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market-makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While these categories are no longer being supported, as described more fully in Item 13, LeveL Markets has mapped those legacy segments into channel-based equivalents and has carried over any existing subscriber exclusion elections utilizing the channel-based equivalents to the previous segments. These exclusion elections can be modified by the subscriber through a request to LeveL Markets, as described below.

Subscribers can provide LeveL Markets with a list of market-participant IDs (MPIDs) which it wishes to be excluded from their interactions. As described above, subscribers, with the exception of LeveLUp participants who access the LeveL ATS via LeveL Markets, can also request that LeveL Markets carry out an anonymous contra-party exclusion analysis on their behalf, in which contra-parties are deselected (exclusions) at the channel level, on the basis of a performance metric defined by the subscriber. These analyses are based solely on the subscriber's own performance metric applied to the subscriber's past interactions (executions) with the contra-party channels over some designated time period and with some designated performance threshold. LeveL Markets will provide this analysis to all subscribers who request it, so long as such requests are reasonable in the Firm's judgment and in its sole discretion. For example, if the subscriber requests the identity or nature of specific counterparties to its executions in the LeveL ATS, if the requests require data that the Firm does not possess, or if the requests are so frequent that the Firm doesn't have the resources to reasonably address them all, those requests will be rejected. A subscriber can have a different set of inclusions or exclusions for each of their own channels. Any contra-party channels that are excluded are done so on an anonymous basis. Note that a subscriber's contra-party exclusions apply asymmetrically - only when the subscriber is providing liquidity in the prospective execution. For the LeveL ATS, an order "provides liquidity" when that order arrives before other orders and rests on the LeveL ATS as a potential counterparty to subsequent orders in that same security. A request for contra-party exclusions to be implemented regardless of liquidity flag (providing or removing) can be made in writing to LeveL Markets and will be evaluated on a case-by-case basis. In circumstances where LeveL Markets has determined to divide a subscriber's order flow into multiple channels based upon its own determination that the subscriber's order flow contained meaningfully distinguishable types of flow, any contra party exclusion requests from the subscriber that had been in place for the single channel will be applied to each new channel created by LeveL Markets unless and until the subscriber requests different exclusions. In addition, if a subscriber had multiple established channels that, in the judgment of LeveL Markets, did not represent meaningfully distinguishable types of flow, but those channels had different contra party exclusions, LeveL Markets would not combine those similar channels into one channel.

As discussed in Part II, Items 1, 3, and 4, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as electronic market makers. As stated in Item 13 above, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents, and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel equivalent to "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers).

Subscriber Trading Arrangements

A subscriber can engage in unilateral, bilateral, or multilateral trading arrangements with one or more contra parties. These arrangements require the explicit consent from all involved parties and can be configured at the channel level or at the subscriber or MPID level. Provided that LeveL Markets receives the express permission of all

subscribers intended to be parties to that arrangement, LeveL Markets will generally approval all such requests. Note that a subscriber channel can have its orders participate in a trading arrangement only, participate in the trading arrangement first and then if no match interact with the general pool of subscribers to the ATS, or simultaneously be eligible to interact outside the arrangement as requested by the subscriber. Such arrangements can be requested via a communication (oral or written, including electronic) to LeveL Markets. There is no default arrangement priority implemented by LeveL Markets. Subscribers may also have multiple trading arrangements and may interact within and among those arrangements and with the broader LeveL pool in whatever order preferred by that subscriber. Orders sent simultaneously to multiple trading arrangements or one or more trading arrangements and the broader LeveL pool will match according to the priority specified by the subscriber, if any, and otherwise by the priority rules of the LeveL ATS as specified herein. There are no different order types or other differences relating to the operation of a trading arrangement from the order types or rules relating to the operation of the LeveL ATS as disclosed in this ATS-N. LeveL Markets will not create or modify subscriber trading arrangements unless directed by the relevant subscriber. LeveLUp participants cannot utilize Subscriber Trading Arrangements.

Subscribers may elect that their orders not interact with, or only interact with, orders from one or more specified subscribers ("Contra-party Permissioning"). (For clarity, the terms "Contra-party," "Counterparty," and "Contra" are used interchangeably herein to refer to subscribers that are matched with or execute against other subscribers.). Subscribers may elect that their orders interact with orders from certain specified subscribers before being exposed to orders from the rest of the LeveL ATS pool of subscribers, or they may elect that their orders interact with orders from certain specified subscribers only and not be exposed to orders from the rest of the LeveL ATS pool at all. Subscribers may elect that their orders not interact with other orders submitted by the same MPID. Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to prioritize other orders submitted by the same subscriber relative to orders submitted by third-party subscribers. Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). For clarity, subscribers may utilize Session Permissioning instructions to implement Internalization-Only, Contra-party, and Desk Permissioning elections.

Subscribers, except for LeveLUp participants whose orders are routed by LeveL Markets, the broker-dealer operator, to the LeveL ATS, may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization Only"). These subscribers may elect to have orders from certain of their channels (such as desks or other business units) interact or not interact with orders from certain other channels within the same subscriber ("Channel-based Permissioning"). In addition, these subscribers may elect to prioritize potential contra parties to their orders in the LeveL ATS ("Contra List Priority"). For example, a subscriber may wish to execute internally first if there is a match and then execute against a particular counterparty if not. Similarly, a subscriber may wish to execute against certain potential counterparties in a specific order if there are matching opportunities against such counterparties. For example, a subscriber may want to first look for a match against Counterparty A. If there are no eligible orders from Counterparty A, then the subscriber may want to look for a match against Counterparty B, and so on. Subscribers electing to use Contra List Priority functionality may, but are not required to, obtain permission from the potential counterparties to prioritize the contra parties in that arrangement. This Contra List Priority functionality only applies when an order is first entered onto the LeveL ATS; instructions unrelated to Contra List Priority will be followed in the event of a subsequent match in the ATS. As noted above, the subscriber may elect that these orders then be exposed to orders from the rest of the LeveL ATS pool of subscribers or not, at the subscriber's option. For clarity, Contra List Priority is not available to LeveLUp participants.

Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups. Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group") and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on LeveL Markets's willingness and ability to support such a proposed Custom Counterparty Group.

As noted above, subscribers may request that LeveL Markets "create" a Custom Counterparty Group. Custom Counterparty Groups (together with Predetermined Counterparty Groups as described in Item 13, the "Counterparty Groups") represent groups of subscribers that exhibit certain objective characteristics that a subscriber wishes to either solely interact with or not interact with. For example, a Custom Counterparty Group may include subscribers that, on average, submit a Firm-Up Order in response to an Invite at least 50% of the time. A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on LeveL Markets's willingness and ability to support such a proposed Custom Counterparty Group. LeveL Markets will not create Custom Counterparty Groups that utilize subjective criteria as a factor (for instance, LeveL Markets will reject a request to create a Custom Counterparty Group that represents "toxic" order flow). In addition, LeveL Markets will reject a request to create a Custom Counterparty Group that would result in the identification of a specific counterparty without that counterparty's permission.
For example, if a subscriber were to request thta LeveL Markets create a Custom Counterparty Group that listed one specific firm with whom the requesting subscriber did not have a bilateral trading relationship, the request would be rejected since the effect of the request would be the identification of a counterparty.

LeveL Markets does not inform subscribers of Custom Counterparty Groups being utilized by other subscribers. Further, LeveL Markets does not identify the constituent members

of a Custom Counterparty Group to the subscriber "utilizing" the Custom Counterparty Group. At a minimum, LeveL Markets reviews the constituent members of each Custom Counterparty Group, and updates such groups as necessary, not less than quarterly.

Subscribers may elect to only interact with, or not interact with, one or more Counterparty Groups. If LeveL Markets elects to include a subscriber in a Counterparty Group, that inclusion does not otherwise impact that subscriber's use of the ATS. See below for additional information regarding counterparty permissioning in the LeveL ATS.

Except for LeveLUp participants, whose orders are routed to the LeveL ATS by LeveL Markets, the broker-dealer operator, sSubscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Item 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers, except for LeveLUp participants, cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

Counterparty permissioning elections must be made, or confirmed, through an email to the subscriber's LeveL ATS sales representative at LeveL Markets. Revisions to counterparty permissioning elections must also be made or confirmed via email to the subscriber's sales representative at LeveL Markets. Generally, subscribers may unilaterally make counterparty permissioning elections (i.e., without approval of or notification to counterparties impacted by the election). However, where a subscriber wishes to utilize Contra-party Permissioning to only interact with orders from one or more designated subscribers, all subscribers to the arrangement must separately permission the arrangement. Permissioning must be provided through an email to the subscriber's LeveL ATS sales representative at LeveL Markets. Once such an arrangement is implemented, the subscriber must include a specific FIX tag (as described in the LeveL ATS FIX spec document that is provided to all subscribers) on the orders to which the subscriber wants the permissioning to apply. A subscriber to such a Contra-party Permissioning arrangement may unilaterally terminate the arrangement altogether by emailing the subscriber's LeveL ATS sales representative at LeveL Markets or can elect not to utilize the arrangement on certain orders of its choosing by not including the required Permissioning FIX tag on those orders.

| b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator? |  Yes ◯ X. No

The procedures for counterparty selection are the same for all subscribers but are different for LeveL Markets, the broker-dealer operator, and partcipants in the LeveLUp service. The distinctions of these procedures as they apply to LeveL Markets and to other LeveL ATS subscribers are described more fully in Item 14a. |